[LETTERHEAD OF TIX4TONIGHT]

February 22, 2008

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 0-24592

Dear Ms. Singleton:

This letter sets forth the further response of Tix Corporation (the “Company”) to the comments from the Staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated June 28, 2007 (the “Comment Letter”) and supplements the Company’s response letter dated October 18, 2007. Management has determined that it is not necessary to amend its previously filed Form-10KSB for the year ended December 31, 2006, but will include all of the requested disclosures in our 10-KSB to be filed in March 2007, including but not limited to the expert consents. Additionally, the Company will include the disclosures set forth below relating to our calculation of EBITDA.

Proposed EBITDA disclosure:

The following includes the financial measure of performance Earnings before interest, income taxes, depreciation and amortization, or EBITDA, that is a commonly used measure of performance in the entertainment industry. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in United States of America or GAAP. Management has historically evaluated its operating performance with this non-GAAP measure.

EBITDA is presented solely as a supplemental disclosure because (1) management believes it enhances an overall understanding of its past and current performance; (2) management believes it is a useful tool for investors to assess the operating performance of the business in comparison to other entertainment businesses since EBITDA excludes certain items that may not be indicative of management’s operating results; (3) measures that are comparable to EBITDA are often used as an important basis for the valuation of entertainment companies; and (4) management uses EBITDA internally to evaluate its operating performance in comparison to its competitors.

The use of EBITDA has certain limitations. EBITDA should be considered in addition to, not as a substitute for or superior to any GAAP financial measure including net income as an indicator of management’s performance or cash flows provided by operating activities as an indicator of the Company’s liquidity, nor should it be considered as an indicator of management’s overall performance. Management’s calculation of EBITDA maybe different from the calculation of EBITDA or other similarly titled measurements used by other entertainment companies and therefore comparability may be limited. EBITDA eliminates certain substantial recurring items from net income, such as depreciation, amortization, interest expense and income taxes. Each of these items has been incurred in the past, will continue to be incurred in the future and should be considered in the overall evaluation of the Company’s results. We compensate for these limitations by providing the relevant disclosure of depreciation and amortization, interest expense and income taxes excluded in the calculation of EBITDA both in the reconciliation to the GAAP financial measure of net income (loss) and in the consolidated financial statements and related footnotes, all of which should be considered when evaluating the Company’s results. Management strongly encourages readers to review our financial information in its entirety and not to rely on a single measure. A reconciliation of EBITDA to net income (loss) follows:

		Tix Corporation
		Consolidated

Net Income/Loss		$(15,230,000)

Interest Income	$(72,000)
Interest Expense	99,000

Net Interest Expense	$27,000	27,000

Depreciation		41,000
Amortization		576,000

EBITDA		$(14,586,000)

Should you have any additional questions or comments please contact me at (818) 761-1002.

Kind regards,

/s/ Matthew Natalizio
Matthew Natalizio
CFO